                                                                       Exhibit 1

                        [York Research Corporation LOGO]

York Announces Imminent Bankruptcy Proceedings; Delisting of Common Stock

NEW YORK, May 29, 2002 -- York Research Corporation (Nasdaq: YORK - news; "York") today announced that it expected to file for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code shortly.

As previously reported, the $150,000,000 12% Senior Secured Bonds due October 30, 2007 issued by York Power Funding (Cayman) Limited, and secured by all of York's operating projects (the "Portfolio Bonds") are in default, and an involuntary bankruptcy petition was previously filed against York by certain creditors of York's 85%-owned subsidiary, North American Energy Conservation, Inc., which is in a Chapter 7 bankruptcy proceeding. York has, over the past several months, been in negotiations with the Informal Committee of holders of the Portfolio Bonds in connection with a proposed funding of the bankruptcy of York. While these negotiations continue, whether or not they are successful York will shortly become unable to continue operations and will seek protection under the bankruptcy code.

Whatever the outcome of such negotiations, it is anticipated that York's operations will be limited to maintenance of its existing operational and development projects. No recovery is expected for the holders of York's common stock. Further, York will not be filing any further reports under the Securities Exchange Act of 1934, including its 10-K for the fiscal year ended February 28, 2002. York's common stock, which was delisted from the NASDAQ Stock Market on Friday, May 24, will cease being traded on the NASDAQ system.

This press release contains forward-looking statements which are subject to change. The actual results may differ materially from those described in any forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements which speak only of the date hereof. Additional information concerning potential factors that could affect the Company's financial results are included in the Company Form 10-K for the fiscal year ended February 28, 2001 and subsequent reports filed with the SEC.


550 Mamaroneck Avenue Suite 303 Harrison, NY 10528   TEL: (914) 698-5800
FAX: (914) 698-0850